United States securities and exchange commission logo





                              August 29, 2022

       Yan Ping Sheng
       Chief Executive Officer
       JJY Holding Group
       528 Pudong South Road, 16th Floor
       Shanghai, 200120, China

                                                        Re: JJY Holding Group
                                                            Amendment No. 4 to
Registration Statement on Form 10-12G
                                                            Filed August 16,
2022
                                                            File No. 000-56343

       Dear Mr. Sheng:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments.
       Unless we note otherwise, our references to prior comments are to comments in our July 26,
       2022 letter.

       Amendment No. 4 to Registration Statement on Form 10-12G filed August 16, 2022

       Introductory Comment, page 1

   1.                                                   We note your reference
to    [i]dentify areas of shortage in the agricultural trade industry in the disclosure added
in response to prior comment 4 regarding the HFCAA. Please
                                                        remove this disclosure
or advise.
       General

   2. We note that you and the majority of your officers and directors are located in China.
                                                        Please include risk
factor disclosure that addresses how this fact could impact your ability to complete an
acquisition. For instance, discuss the risk to investors that you may not be able to complete an
acquisition with a U.S. target company should the transaction be subject to review by a
U.S. government entity, such as the Committee on Foreign
 Yan Ping Sheng
JJY Holding Group
August 29, 2022
Page 2
      Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an acquisition may be limited.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Paul Cline at 202-551-3851 or Robert Telewicz at 202-551-3438 if you
have questions regarding the financial statements and related matters. Please contact Ronald
(Ron) E. Alper at 202-551-3329 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameYan Ping Sheng
                                                           Division of
Corporation Finance
Comapany NameJJY Holding Group
                                                           Office of Real
Estate & Construction
August 29, 2022 Page 2
cc:       Rhonda Keaveny
FirstName LastName